Filer: The AES Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 001-12291

Subject Company: Gener S.A.
Commission File No: 001-13210

These materials contain forward-looking statements concerning the financial condition, results of operations and business of AES following the consummation of its proposed acquisition of Gener and the anticipated financial and other benefits of such proposed acquisition. In some cases, you can identify forward looking statements by the words "will", "believes", "plans", "would", or similar expressions. These forward looking statements are not guarantees of future performances and are subject to risks and uncertainties and other important factors, including those that could cause actual results to differ materially from expectations based on forward looking statements made in this press release or elsewhere. For a description of certain of these risks please refer to AES's and Gener's filings with the SEC.

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These materials are for informational purposes only. It is not an offer to buy or a solicitation of an offer to sell any shares of AES common stock. The solicitation of offers to buy Gener common stock will only be made pursuant to a prospectus and related materials that AES is in the process of sending to Gener shareholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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AES has filed a Tender Offer Statement and an Exchange Offer Registration Statement with the Securities and Exchange Commission. We urge investors and security holders of Gener to read carefully the U.S. exchange offer regarding the proposed transaction because it contains important information about the transaction. Investors and security holders may obtain a free copy of the U.S. exchange offer and other documents filed by

AES and Gener with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. The U.S. exchange offer and these other documents may also be obtained for free from D.F. King & Co., Inc., the Information Agent, by calling 1-800-755-3105.

For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our web site. Those who subscribe to this list will receive updates when AES issues a press release.

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This document is being filed pursuant to Rule 425 under the Securities Act of 1933.

Tender Offer for Gener ADSs

November 2000

Table of Contents

1	Introduction
2	Tender Offer
3.	The AES Corporation
4	Conclusion

1.	Introduction
2.	Tender Offer
3.	The AES Corporation
4	Conclusion

Introduction

  AES is pleased to present tender offers to all shareholders of Gener
  AES believes its offers are better for shareholders than the TotalFinalElf proposal
  Copec, Gener's largest shareholder, has stated that it intends to tender all its shares pursuant to the Chilean offer
  We urge you to vote for the elimination of the 20% limit and against the TotalFinalElf offer at the November 28 meeting

1.	Introduction
2.	Tender Offer
3.	The AES Corporation
4.	Conclusion

Summary of offers’ terms

Offer	Chilean	US
Type	Cash	Exchange
Shares (MM)	up to 3,466.6	All ADSs
% of market	75%	All
Price	US$ 0.235294118/share	US$ 16/ADS*
Amount	US$ 816 MM	US$ 237 MM
Dealer manager	Deutsche Securities C. de B.	DB Alex. Brown

(*) Each ADS represents 68 Gener common shares

Chilean offer

  Open to all shareholders of Gener
  Tender for 61.6% of total outstanding shares, equivalent to 75% of shares outstanding, excluding shares represented by ADSs
  Purchase price payable in cash, in Ch$ equivalent to US$ 0.235294118 per share, at the average observed exchange rate of the 10 days prior to the expiration date of the Chilean offer
  Proration if tendered shares in Chile exceed 3,466.6 MM shares
  Offer subject, among other conditions, to:
    the tender of at least a majority of outstanding shares
    the amendment of the bylaws to eliminate the 20% ownership restriction the rejection of the TotalFinaElf proposal in the November 28 shareholders' meeting the receipt of sufficient funds to purchase shares in the Chilean offer
  Tender through a Remate on the Santiago Stock Exchange

US offer

  Offer open to all holders of ADSs
  ADS holders will be able to tender their shares for AES stock
  ADS holders will be paid the same price as holders of shares
  The US offer will be subject, among other conditions, to the closing of the Chilean offer
  The US offer is expected to close the next business day following the Remate

All shareholders must vote

  In order for the AES tender to succeed, shareholders must vote in favor of the bylaw amendment and against the TotalFinaElf proposal
  The TotalFinaElf proposal requires only simple majority of a quorum of 51%. It is vital that you vote your shares against this proposal
  The bylaw amendment requires the approval of 75% of the outstanding shares. Your vote is very important

Offer by AES vs. proposal by TotalFinaElf

                                                 Proposal by
                          Offer by AES           TotalFinaElf

o      Participation         YES                   NO
       of shareholders

o      Premium to            YES                   NO
       shareholders

o      Liquidity for         YES                   NO
       shareholders

o      Support by Copec      YES                   NO

Bid vs. historic Gener Price

Offer price represents a 40% premium over the last 10-day closing price average before announcement

Source: Santiago Stock Exchange

(*) Based on November 3rd, 2000 Observed Dollar exchange rate of Ch$ 571.8/US$

Gener price evolution

The IPSA index has outperformed Gener in the last 2 years
Gener vs. IPSA
(last 2 years)

Source: Santiago Stock Exchange

Flow to Gener shareholders

Source: FECU

Financial performance of Gener

Gener has not performed well over the last few years and thus has not created significant shareholder value

(*) EBITDA = Operating income + Depreciation + Amortization

Source: FECU

Analysts' recommendations

Analyst          Date            Recommendation

SSB             Oct 2000           Underperform
DB              Sep 2000          Market perform
DLJ             Aug 2000          Market perform
FIT             Aug 2000               Sell
BSCH            May 2000           Underperform
WDR             Jan 2000               Sell
Larrain Vial    Jan 2000           Underperform

Source: Analysts' reports

1.	Introduction
2.	Tender Offer
3.	The AES Corporation
4.	Conclusion

AES is the leading global power company

  AES is the largest global power company:
    17 MM distribution customers worldwide
    137 generation plants with over 49,000 MW capacity
    Operations in 28 countries throughout Latin America, U.S., Europe and Asia
    56,000 AES people worldwide
    US$ 28 billion market cap
  Mission: Serve the world's need for electricity
  Guiding principles: Fairness, fun, integrity and social responsibility
  Proven track record

AES’s presence in Latin America

  15,000 MW capacity
  15.7 MM clients

  (star) Important cities
  (filled triangle) Operating plant
  (filled diamond) Plant under construction
  (bullet) Distribution utility
  (filled square) Office

  AES and Gener in the Southern cone

Ventanas
Type: Coal
Capacity: 338 MW

AES El Tunal
Type: Hydro
Capacity: 106 MW

Norgener
Type: Thermal
Capacity: 276 MW

Guacolda
Type: Steam Turbine
Capacity: 304 MW

AES Cabra Corral
Type: Hydro
Capacity: 102 MW

TermoAndes
Type: Thermal
Capacity: 641 MW

Tieté (10 plants)
Type: Hydro
Capacity: 2,644 MW

Laguna Verde
Type: Coal/oil
Capacity: 55 MW

Nueva Renca
Type: CCGT
Capacity: 380 MW

Renca
Type: Coal/oil
Capacity: 100 MW

Alfalfal
Type: Hydro
Capacity: 160 MW

Maitenes
Type: Hydro
Capacity: 31 MW

El Volcán
Type: Hydro
Capacity: 13 MW

AES Uruguaiana
Type: Gas
Capacity: 600 MW

AES Paraná
Type: Gas
Capacity: 845 MW

AES San Nicolás
Type: Coal/oil/gas
Capacity: 650 MW

Under construction
Type: CCGT
Capacity: 789 MW

Puerto Nuevo y Nuevo Puerto
Type: Steam
Capacity: 1,009 MW

Piedra del Aguila
Type: Hydro
Capacity: 1,400 MW

Tucumán
Sao Paulo
Santiago
Mendoza
Buenos Aires
La Plata
Neuquen
Gas flow
Powerflow
Thermal AES
Hydro AES
Thermal Gener
Hydro Gener

Queltehues
Type: Hydro
Capacity: 41 MW

Constitución
Type: Cogeneration
Capacity: 9 MW

Laja
Type: Cogeneration
Capacity: 9 MW

AES Sarmiento
Type: Gas
Capacity: 33 MW

Loma de la Lata
Type: Gas
Capacity: 370 MW

Alicurá
Type: Hydro
Capacity: 1,000 MW

  Consistent and strong financial performance

  AES stock performance

    AES trades an average of 2.3 MM shares daily or approximately US$ 140 MM
    Included in the S&P 500, and recently added to the Dow Jones Utility Average, which should further enhance liquidity

  AES is experienced in closing transactions for shareholders' benefit

  IPALCO       (U.S. utility) US$ 2,200 MM stock for stock transaction *

DRAX         (3,960 MW UK power station) US$ 1,000 MM bond refinancing

Alicura      (1,000 MW Argentine hydro) US$ 205 MM purchase

Mohave       Bid to acquire 1,580 MW coal-fired plant for US$ 667 MM *

NIGEN        (640 MW) acquired control from Tractebel for US$ 82 MM

Puerto Rico  (454 MW) completed US$ 815 MM financing

EDC          (Venezuelan utility) US$ 1,600 MM purchase

(*) Denotes pending transaction

  Analysts' comments

  Andre Meade (Commerzbank), 11/03/00

    "[AES has] had good success in Latin America with companies that are out of favor, and then turning them around"

  Chris Ellinghaus (Salomon Smith Barney), 9/20/00

    "We believe AES is the best pure-play growth investment vehicle in global power asset development"

  Robert Chewning (Morgan Stanley Dean Witter), 9/13/00

    "AES continues to execute a business plan of acquisition and development that we believe will result in annual EPS growth of at least 30%"

  Analysts' recommendations

  Analyst            Date             Recommendation

ML               Sep 2000            Long-Term Buy
SSB              Sep 2000                 Buy
MSDW             Sep 2000             Strong Buy
CIBC             Aug 2000                 Buy
CSFB             Jul 2000                 Buy
DLJ              Jul 2000              Top Pick

  Source: Analysts’ reports

  Press quotes

  Utility Business, April 2000

    "AES grew to be a $3.3 billion global energy provider with one of the highest-rated stocks...there's virtually no turnover among senior executives"

  The Yankee Group, April 2000

    "AES likely will remain one of the few power companies worth watching"

  Global Energy Business, February 2000

    "AES has amassed more power generation today than many of the world's nations possess...AES has demonstrated exquisite comportment and excellent grades"

1	Introduction
2	Tender Offer
3.	The AES Corporation
4	Conclusion

  Conclusion

    AES offers all shareholders the opportunity to realize a control premium for their Gener shares
    In order for the transaction to succeed, shareholders must vote FOR the elimination of the 20% ownership restriction limit and AGAINST the TotalFinaElf proposal

  Tender Offer for Gener ADSs

  November 2000